UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

23, Rue Basse
98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Dynagas LNG Partners LP (the "Partnership") as of and for the six months ended June 30, 2015.
This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.
FORWARD-LOOKING STATEMENTS
This Form 6-K, and the documents to which the Partnership refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership, are intended to identify forward-looking statements.  Forward-looking statements in this report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ, even materially, from those expressed or implied by the forward-looking statements due to, among others, the following factors:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	our distribution policy and our ability to make cash distributions on the units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from acquisitions;
•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels (defined later);
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our securities in the public market;
•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this report and from time to time in our periodic reports.
      We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
      We make no prediction or statement about the performance of our securities. The various disclosures included in this report and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise investors and other interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: August 25, 2015	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six month periods ended June 30, 2015 and 2014. Unless otherwise specified herein, references to the "Partnership", "we" or "our" shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "General Partner" are to Dynagas GP LLC. All references in this Report to "BG Group," "Gazprom" and "Statoil" refer to BG Group Plc, Gazprom Global LNG Limited, and Statoil ASA, respectively, and certain of their respective subsidiaries that are our charterers. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this Report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the unaudited interim consolidated condensed financial statements included elsewhere in this Report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Report on Form 20-F for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 10, 2015. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are a growth-oriented limited partnership focused on owning and operating liquefied natural gas, or LNG, carriers, formed on May 30, 2013 under the laws of the Republic of the Marshall Islands. In November 2013, we successfully completed our underwritten initial public offering, or our IPO.
In connection with the closing of our IPO, we entered into an Omnibus Agreement with our Sponsor and our General Partner that provided us at that time with the right to purchase up to seven LNG carrier vessels from our Sponsor, or the Optional Vessels, within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement.
In 2014, we exercised rights granted to us under the Omnibus Agreement and completed the acquisition of 100% of the ownership interests in the entities that own two of the seven Optional Vessels, the Arctic Aurora and the Yenisei River. We plan to make further vessel acquisitions from our Sponsor and from third parties, subject to market conditions.
In July 2015, we successfully completed an underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units, representing limited partner interests in us, at a liquidation preference of $25.00 per unit. We plan to use the net proceeds of $72.6 million from the issuance of the Series A Preferred Units, after the deduction of underwriters' commissions, to finance the acquisition of one of the Optional Vessels owned by our Sponsor. If we are unable to complete this acquisition, we plan to use the net proceeds of this offering for general partnership purposes, including working capital.   Holders of the Series A Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units (voting together as a class) will be entitled to elect one additional director to serve on our Board of Directors, and the size of our Board of Directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units, voting as a class, have previously elected a member of our Board of Directors, and such director continues then to serve on the Board of Directors). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our Board of Directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.  Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement, or the Partnership Agreement, that would have a material adverse effect on the terms of the Series A Preferred Units.  In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class, upon which like voting rights have been conferred and are exercisable, we may not (i) issue any parity securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any senior securities.
As of August 25, 2015, there were outstanding 20,505,000 common units, 14,985,000 subordinated units, 35,526 general partner units and 3,000,000 Series A Preferred Units. Our Sponsor currently beneficially owns 44.0% of the equity interests (excluding the Series A Preferred Units) in us and 100% of our General Partner, which owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.  Our common and preferred units trade on the NYSE under the symbol "DLNG" and "DLNGPRA", respectively.

Our Fleet
As of August 25, 2015, our fleet consisted of five LNG carriers, or the Fleet, with an average age of 5.7 years. Our vessels are employed on multi-year time charters, which we define as charters with an initial term of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates. The contracted revenue backlog of our Fleet as of August 25, 2015 was approximately $596.3 million with an average remaining contract duration of 4.5 years. The contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking and other factors that result in lower revenues than our average contract backlog per day.
Our Fleet is managed by our Manager, Dynagas Ltd., or Dynagas, a company beneficially owned by our Chairman, Mr. George Prokopiou. Dynagas is responsible for providing our Fleet with technical, commercial and administrative management support, pursuant to five identical management agreements between Dynagas and each of our wholly owned vessel owning subsidiaries.
The following table sets forth additional information about our Fleet as of August 25, 2015:
Vessel Name	Shipyard (1)	Year Built	Capacity (cbm)	Ice Class	Flag State
Clean Energy	HHI	2007	149,700	No	Marshall Islands
Ob River	HHI	2007	149,700	Yes	Marshall Islands
Amur River (2)	HHI	2008	149,700	Yes	Marshall Islands
Arctic Aurora	HHI	2013	155,000	Yes	Malta
Yenisei River	HHI	2013	155,000	Yes	Marshall Islands
	Total capacity (cbm):		759,100

(1)	"HHI" refers to Hyundai Heavy Industries Co. Ltd., the shipyard where all of the LNG carriers in our Fleet were built.
(2)	Renamed from Clean Force in June 2015.

We have secured multi-year fixed rate time charter contracts for the five LNG carriers in our Fleet. The following table summarizes our current time charters for the vessels in our Fleet and the expirations and extension options, as of August 25, 2015:
Vessel Name	Charterer	Contract Backlog (in millions)(1)	Charter Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$50.8	February 2012	April 2017	August 2020 (2)
Ob River	Gazprom	$65.2	September 2012	September 2017	May 2018 (3)
Amur River	Gazprom	$307.4	June 2015	June 2028	August 2028 (4)
Arctic Aurora	Statoil	$82.2	August 2013	July 2018	Renewal Options (5)
Yenisei River	Gazprom	$90.7	July 2013	July 2018	August 2018

(1)	The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership's average contract backlog per day.
(2)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(3)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(4)	In June 2015, the Amur River completed its time charter with BG Group and commenced employment under a new 13-year time charter with Gazprom.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of August 25, 2015:
	2015	2016	2017
No. of Vessels whose contracts expire (1)	—	—	2
Contracted time charter revenues (in millions of U.S. Dollars) (1)	$51.4	$147.1	$115.8
Contracted days	640	1,830	1,463
Available Days	640	1,830	1,781	(2)
Contracted/Available Days	100%	100%	82%

(1)	Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised.
(2)	Reflects 22 scheduled drydocking days for each of the Clean Energy and the Ob River in 2017.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.
Recent Developments
In June 2015, the Amur River completed its time charter with BG Group and commenced employment under a new 13-year time charter with Gazprom with an estimated contracted revenue backlog of approximately $307.4 million.

On July 20, 2015, we completed an underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, representing limited partner interests in us, at a liquidation preference of $25.00 per unit. We intend to use those proceeds to finance the acquisition of one of the Optional Vessels owned by our Sponsor. If we are unable to complete this acquisition, we plan to use the net proceeds of this offering for general partnership purposes, including working capital.

On July 22, 2015, our Board of Directors approved a quarterly cash distribution for the quarter ended June 30, 2015 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on August 13, 2015 to all unitholders of record as of August 6, 2015.

Operating results
Selected Information
The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data.
Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2015	2014
STATEMENTS OF INCOME DATA: (U.S. dollars in thousands, except for unit and per unit data)
Voyage revenues	$71,171	$41,872
Voyage expenses- including related party (1)	(1,341)	(903)
Vessel operating expenses	(11,474)	(6,585)
General and administrative expenses- including related party	(939)	(1,021)
Management fees-related party	(2,400)	(1,419)
Depreciation	(12,003)	(6,852)
Operating income	$43,014	$25,092
Interest income	34	-
Interest and finance costs	(13,848)	(3,999)
Other, net	(19)	154
Net Income	$29,181	$21,247
Common unitholders' interest in Net Income	$16,823	$11,413
Subordinated unitholders' interest in Net Income	$12,295	$9,813
General Partner's interest in Net Income	$63	$21
Earnings per unit (basic and diluted):
Common Unit	$0.82	$0.74
Weighted average number of units outstanding (basic and diluted):
Common units	20,505,000	15,381,464

Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2015	2014
CASH FLOW DATA:
Net cash provided by operating activities	$40,636	$33,158
Net cash used in investing activities	-	(209,562)
Net cash provided used in financing activities	$(40,129)	$190,350
FLEET DATA:
Number of vessels at the end of period	5	4
Average number of vessels in operation in period (2)	5.0	3.0
Average age of vessels in operation at end of period (years)	5.5	5.4
Available days (3)	905	550.5
Fleet utilization (4)	99%	100%

OTHER FINANCIAL DATA:
Cash Distributions per unit (5)	$0.85	$0.73
Time Charter Equivalent (in U.S. dollars) (6)	$77,160	$74,421
Adjusted EBITDA (7)	$55,635	$33,476

	June 30, 2015	December 31, 2014
BALANCE SHEET DATA, at end of year/ period:
Total current assets	$15,573	$14,348
Vessels, net	827,880	839,883
Total assets	$874,908	$887,376
Total current liabilities	31,959	33,249
Total long-term debt, including current portion	565,000	575,000
Total partners' equity	$296,826	$297,698

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.
(2)	Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.
(4)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
(5)	Corresponds to a quarterly distribution of $0.4225 per common and subordinated unit for each of the first and second quarter of 2015, declared on April 16 and July 22, 2015 and paid on May 12 and August 13, 2015, respectively, and a quarterly distribution of $0.365 per unit for the first and second quarter of 2014.
(6)	Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the six month periods ended June 30, 2015 and 2014 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):
	Six months ended June 30,
	2015	2014
(In thousands of Dollars, except as otherwise stated)
Voyage revenues	$71,171	$41,872
Voyage expenses (1)	(1,341)	(903)
Time charter equivalent revenues	69,830	40,969
Available days (3)	905.0	550.5
Time charter equivalent (TCE) rate (in U.S Dollars)	$77,160	$74,421

(7)                We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.
The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
	Six months ended June 30,
Reconciliation to Net Income	2015	2014
Net Income	$29,181	$21,247
Net interest and finance costs (1)	13,814	3,999
Depreciation	12,003	6,852
Non-recurring expense from accelerated time charter amortization	—	908
Charter hire amortization	637	470
Adjusted EBITDA	$55,635	$33,476

(1)	Includes interest and finance costs and interest income, if any.

Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Number of Vessels in Our Fleet. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. As of June 30, 2015, our Fleet consisted of the three LNG carriers we acquired from our Sponsor in connection with the closing of our IPO and the two 2013-built additional LNG carriers we acquired from our Sponsor in June 2014 and September 2014, respectively;
•	Charter Rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of Our Fleet. In the periods ended June 30, 2015 and December 31, 2014, our Fleet utilization was 99% and 100%, respectively. However, an increase in annual off-hire days would further reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;
•	The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;
•	The timely delivery of the remaining Optional Vessels (one of which is currently under construction, one of which was delivered in 2013, two delivered in June and August 2014 and one delivered in July 2015) to our Sponsor and our ability to exercise the options to purchase the remaining five Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer's obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and complete the delivery of the Optional Vessel under construction;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense and the timing of required payments of principal;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer's ability to make charter payments to us; and
•	The level of any distribution on our common, subordinated and general partner units.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Time Charter Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire.
Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire," or not available for service, the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. All voyage expenses are expensed as incurred. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions of up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

Available Days. Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
Average Number of Vessels. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

Fleet utilization. We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry-docking such as spare parts, port dues, tugs, service engineer attendance etc.
Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general; for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.
Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which dry-docking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred.
Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel residual value is estimated based on historical market trends and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.
Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing $340 million senior secured revolving credit facility, or the $340 Million Senior Secured Credit Facility, and our $250 million Senior Unsecured Notes, or the Notes, issued in September 2014, which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt instruments, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see "—Our Borrowing Activities" section below.

Results of Operations
Six months ended June 30, 2015 compared to the six months ended June 30, 2014
Voyage revenues
Total voyage revenues increased by $29.3 million, or 70.0%, to $71.2 million during the six months ended June 30, 2015, from $41.9 million in the corresponding period of 2014. The increase in voyage revenues was attributed to the full operation during the six month period ended June 30, 2015 of the Arctic Aurora and the Yenisei River, the two 2013 built 155,000 cbm ice class LNG carriers that we acquired from our Sponsor in the second and third quarters of 2014.
Voyage revenue on cash basis (adjusted for charter hire amortization), increased by $28.6 million, or 66.0%, to $71.8 million in the six months ended June 30, 2015, compared to $43.3 million in the same period of 2014.
Voyage expenses- including voyage expenses to related party
Consistent with the increase in voyage revenues and for the exact same attributes, our voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager in compensation for its' commercial services), increased from $0.9 million during the six months ended June 30, 2014 to $1.3 million in the six month period ended June 30, 2015, or 48.5%.
Vessel operating expenses
Vessel operating expenses amounted to $11.5 million, or $12,678 per LNG carrier per day, in the six months ended June 30, 2015, compared to $6.6 million, or $11,951 per LNG carrier per day, in the six months ended June 30, 2014. The increase in operating expenses during the six month period ended June 30, 2015 mainly reflects the operation of a larger fleet following the acquisition from our Sponsor of two high specification LNG carriers in the second and third quarters of 2014, discussed above, and other minor increases to operational costs.
General and Administrative Expenses- including related party charges
During the six months ended June 30, 2015, we incurred $0.9 million of general and administrative costs versus $1.0 million in the corresponding period of 2014. General and administrative expenses are mainly comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures essential to conduct our business.
Management fees- related party
For the six month periods ended June 30, 2015 and 2014, management fees charged by our Manager were approximately $2.4 million and $1.4 million, respectively. This 69.1% increase in management fees reflects the additional 354 days compensation charged by our Manager in relation to the two LNG carriers we acquired in the second and third quarters of 2014 as well as the 3% annual increase in the daily management fee of our Fleet (from $2,575 to 2,652 per vessel per day) as per the terms of our management agreements in relation to the daily management fee charged in the compared period.

Depreciation
Depreciation expense increased by $5.2 million, or 75.2%, to $12.0 million during the six months ended June 30, 2015, compared to $6.9 million in the corresponding period of 2014. This increase was primarily attributable to the expansion of our Fleet in the second and third quarters of 2014, and, to a lesser extent, attributable to the change in our scrap rate estimate, used to calculate the salvage value of our Fleet vessels, which increased the depreciation expense in the six months ended June 30, 2015 by $75.
Interest and finance costs
For the six months ended June 30, 2015 and 2014, interest and finance costs were $13.8 million and $4.0 million, respectively, as both our weighted average outstanding indebtedness and weighted average interest rate stood at significantly higher levels in the six month period ended June 30, 2015 compared to the corresponding period in 2014 (increase in weighted outstanding indebtedness from $219.6 million during the six months ended June 30, 2014 to $572.4 million during the six months ended June 30, 2015, whereas, weighted average interest increased from 3.1% in the compared period to 4.5% in the current six month period). Interest and finance costs for the six months ended June 30, 2015 were further impacted by the $0.6 million increase related to amortization of deferred finance fees following the issuance of the Notes in September 2014.
Recent Accounting Pronouncements
For information related to recent accounting pronouncements in 2015, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2014. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission on March 10, 2015.
Liquidity and Capital Resources
Our principal sources of funds are our operating cash flows, our $30 Million Revolving Credit Facility with our Sponsor and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other vessels owned by our Sponsor, or other third party acquisitions), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments since July 2012, when all of our swaps matured.
As of June 30, 2015, we had cash of $36.5 million (comprised of $12.5 million of cash and cash equivalents and $24.0 million of restricted cash). Our available liquidity of $66.5 million as of June 30, 2015 includes our reported cash of $36.5 million and the $30.0 million borrowing capacity under our Sponsor facility.

During the six months ended June 30, 2015, we generated net cash from operating activities of $40.6 million, compared to $33.2 million in the same period in 2014, which is the effect of the net cash flows provided during the six month period ended June 30, 2015 from the operation of the Arctic Aurora and the Yenisei River that were acquired from our Sponsor in the second and third quarters of 2014.
As of June 30, 2015, we had $565.0 million of outstanding indebtedness under our $340 Million Senior Secured Credit Facility and the Notes. As of the same date, we had available borrowing capacity under our revolving credit facility with our Sponsor of $30.0 million. We were in compliance with all of the covenants contained in the related agreements.
On July 20, 2015, we completed an underwritten public offering of 3,000,000 Series A Preferred Units, representing limited partner interests in us, at a liquidation preference of $25.00 per unit. Distributions on the Series A Preferred Units will be payable quarterly on February 12, May 12, August 12 and November 12, commencing November 12, 2015, subject to the discretion of the Partnership's Board of Directors, at a distribution rate of $9.00% per annum of the stated liquidation preference. We received net proceeds of $72.6 million from this offering and intend to use those proceeds to finance the acquisition of one of the Optional Vessels owned by our Sponsor. If we are unable to complete an Optional Vessel acquisition, we will use the net proceeds of this offering for general partnership purposes, including working capital.
We may exercise our options under the Omnibus Agreements to purchase the Optional Vessels at any time during the 24 months following their delivery and other vessels from our Sponsor. To the extent we exercise any of these options, we may incur additional payment obligations. Other than as described in the preceding paragraphs, as of the date of this Report, we have not secured any other financing in connection with the potential acquisition of the vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised.
Based on our fixed-rate charters, we anticipate that we will internally generate sufficient cash from operations to fund the operations of our fleet, including the normal working capital requirements, and make at least the minimum quarterly distribution in accordance with our Partnership Agreement.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $14.4 million per year, which is composed of $3.5 million for drydocking and $10.9 million, including financing costs, for replacing our vessels at the end of their useful lives. The $10.9 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.
Our Borrowing Activities
For information relating to our secured and unsecured debt, please see Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2014 as filed with the Commission on March 10, 2015 and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.

Distributions
On February 12, 2015, we paid a cash distribution for the fourth quarter of 2014 of $0.4225 per common and subordinated unit, or $15.0 million, to all unitholders of record as of February 5, 2015.  This was an 8.3% increase from the previous quarter's cash distribution.
On May 12, 2015, we paid a cash distribution for the first quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million, to all unitholders of record as of May 5, 2015.
On August 13, 2015, we paid a cash distribution for the second quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million, to all unitholders of record as of August 6, 2015.
Cash Flows
The following table summarizes our net cash flows provided by/ (used in) operating, investing and financing activities and our cash and cash equivalents for the six month periods ended June 30, 2015 and 2014:
	Six months ended June 30,
	2015	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$40,636	$33,158
Net cash used in investing activities	—	(209,562)
Net cash provided by (used in) financing activities	(40,129)	190,350
Cash and cash equivalents at beginning of period	11,949	5,677
Cash and cash equivalents at end of period	$12,456	$19,623

Operating Activities
Net cash provided by operating activities increased by $7.5 million, or 22.6%, to $40.6 million for the six months ended June 30, 2015, compared to $33.2 million for the same period in 2014. Such increase was exclusively the effect of the net cash flows provided during the six month period ended June 30, 2015 from the operation of the Arctic Aurora and the Yenisei River that were acquired from our Sponsor in the second and third quarters of 2014. Such increase was partially offset by the effect of other operating assets and liabilities variations between the compared periods.
Investing activities
No cash was used in investing activities during the six month period ended June 30, 2015. Net cash used in investing activities was $209.6 million for the six months ended June 30, 2014. On June 23, 2014, we exercised the option granted to us under the Omnibus Agreement and acquired from our Sponsor one of the seven Optional Vessels, the Arctic Aurora and the related time charter, for total consideration of $235.0 million. All of the other assets and liabilities relating to the Sponsor entities that own the vessels did not form part of the purchase price and were assumed by other Sponsor entities as the case may be. This acquisition was accounted for as a transaction between entities under common control with the amount in excess of the book value considered a preferential deemed dividend. See "Financing Activities" below.

13

Financing activities
Net cash used in financing activities was $40.1 million for the six months ended June 30, 2015, comprised of (i) distributions paid to our unitholders during the period of $30.0 million (see "Distributions" above), (ii) payment of $10.0 million of regular principal installments under our current $340 Million Senior Secured Credit Facility and (iii) $0.1 million of deferred finance costs and other filing costs paid during the six month period ended June 30, 2015 in connection with the Notes we issued in September 2014 and the F-3 shelf registration statement we filed with the Commission in December 2014. Net cash provided by financing activities was $190.4 million for the six months ended June 30, 2014, consisting mainly of funds inbound of $340.0 million resultant to our entering into the $340 Million Senior Secured Credit Facility and $121.2 million cash inflow following the completion of our follow-on public offering of 5,520,000 common units and the issuance of 5,526 general partner units on June 18, 2014, which were offset by (i) distributions paid during the prior six month period of $16.2 million, (ii) preferential deemed dividend of $25.5 million —see "Investing activities" above, (iii) the full repayment of the outstanding balance of $214.1 million under our previous credit facility and the $5.0 million regular principal installments under our current $340 Million Senior Secured Credit Facility, (iv) the full repayment by an approximate $5.5 million of principal amounts due under our Sponsor facility, (v) the $2.0 million increase in restricted cash following the minimum liquidity restrictions imposed by the $340 Million Senior Secured Credit Facility and (vi) the $2.5 million paid during the period in connection with fees related to our IPO that was concluded in November 2013 and deferred finance costs paid in connection with the $340 Million Senior Secured Credit Facility.

Contractual Obligations
The following table sets forth our contractual obligations and their maturity as of June 30, 2015:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Dollars)
Long Term Debt (1)	$565,000	$20,000	$40,000	$290,000	$215,000
Interest on long term debt (1)	115,309	25,432	48,902	35,961	5,014
Management fees & commissions payable to the Manager (2)	36,673	6,764	13,166	11,555	5,188
Executive Services fee (3)	2,018	597	1,194	227	-
Administrative Services fee (4)	40	40	-	-	-
Total	$719,040	$52,833	$103,262	$337,743	$225,202

(1)	As of June 30, 2015, we had outstanding indebtedness of $315.0 million under our $340 Million Senior Secured Credit Facility and $250.0 under the Notes, maturing in March 2021 and October 2019, respectively. Apart from the Notes that bear interest from the date of the original issue until maturity at a rate of 6.25% per year, our long-term bank debt outstanding as of June 30, 2015, bears variable interest over LIBOR. The calculation of interest payments on our variable interest bearing securities has been made assuming interest rates based on the 1-month period LIBOR, the LIBOR specific to our facility as of June 30, 2015 and our applicable margin rate.
(2)	The Manager has entered into separate management agreements with each of our vessel owning subsidiaries for the provision of certain technical, commercial and administrative services pursuant to which we currently pay a management fee of $2,652 per day which is subject to an annual increase of 3% and further annual increases, if any, to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)	On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1096, the EURO/USD exchange rate as of June 30, 2015 and does not include any incentive compensation which our Board of Directors may agree to pay.
(4)	On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of June 30, 2015 (unaudited) and December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data)
	Note	June 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$12,456	$11,949
Trade receivables		853	—
Prepayments and other assets		904	737
Inventories		286	357
Deferred charges, current portion		404	416
Due from related party	3	670	889
Total current assets		15,573	14,348

FIXED ASSETS, NET:
Vessels, net	4	827,880	839,883
Total fixed assets, net		827,880	839,883
OTHER NON CURRENT ASSETS:
Restricted cash	5	24,000	24,000
Deferred revenue		—	943
Deferred charges, net of current portion		6,330	7,077
Due from related party	3	1,125	1,125
Total assets		$874,908	$887,376

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	5	$20,000	$20,000
Trade payables		2,670	2,369
Due to related party	3	437	142
Accrued liabilities		3,520	3,716
Unearned revenue		5,332	7,022
Total current liabilities		31,959	33,249

Deferred revenue		1,123	1,429
Long—term debt, net of current portion	5	545,000	555,000
Total non-current liabilities		546,123	556,429

Commitments and contingencies	7	—	—

PARTNERS' EQUITY:
Common unitholders (20,505,000 units issued and outstanding as at June 30, 2015 and December 31, 2014)	8	304,225	304,729
Subordinated unitholders (14,985,000 units issued and outstanding as at June 30, 2015 and December 31, 2014)	8	(7,498)	(7,131)
General Partner (35,526 units issued and outstanding as at June 30, 2015 and December 31, 2014)	8	99	100
Total partners' equity		296,826	297,698

Total liabilities and partners' equity		$874,908	$887,376

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the six month periods ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Six month period ended June 30,
	Note	2015	2014
REVENUES:
Voyage revenues		$71,171	$41,872
EXPENSES:
Voyage expenses (including related party)	3	(1,341)	(903)
Vessel operating expenses		(11,474)	(6,585)
General and administrative expenses (including related party)	3	(939)	(1,021)
Management fees-related party	3	(2,400)	(1,419)
Depreciation	4	(12,003)	(6,852)
Operating income		$43,014	$25,092

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10	(13,848)	(3,999)
Interest income		34	—
Other, net		(19)	154
Total other expenses		(13,833)	(3,845)

Partnership's Net Income		$29,181	$21,247
Common unitholders' interest in Net Income		$16,823	$11,413
Subordinated unitholders' interest in Net Income		$12,295	$9,813
General Partner's interest in Net Income		$63	$21
Earnings per unit, basic and diluted:	9
Common unit (basic and diluted)		$0.82	$0.74
Weighted average number of units outstanding, basic and diluted:	9
Common units		20,505,000	15,381,464
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

		Six month period ended June 30,
	Note	2015	2014
Cash flows from Operating Activities:
Net income:		$29,181	$21,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	12,003	6,852
Amortization of deferred financing fees	10	770	236
Deferred revenue		637	1,378
Changes in operating assets and liabilities:
Trade receivables		(853)	(65)
Prepayments and other assets		(170)	(71)
Inventories		71	(227)
Due from/to related party		514	1,478
Trade payables		316	3
Accrued liabilities		(143)	(107)
Unearned revenue		(1,690)	2,434
Net cash provided by Operating Activities		40,636	33,158

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions		—	(209,562)
Net cash used in Investing Activities		—	(209,562)

Cash flows from/(used in) Financing Activities:
Increase in restricted cash		—	(2,000)
Payment of IPO issuance costs and other filing costs		(65)	(1,740)
Issuance of common units, net of issuance costs paid	8	—	121,045
Issuance of general partner units	8	—	126
Preferential deemed dividend	3(c)	—	(25,508)
Distributions paid	8	(30,053)	(16,188)
Repayment of long-term debt		(10,000)	(219,085)
Repayment of loan to related party		—	(5,500)
Proceeds from long-term debt	5	—	340,000
Payment of deferred finance costs		(11)	(800)
Net cash used in Financing Activities		(40,129)	190,350

Net increase in cash and cash equivalents		507	13,946
Cash and cash equivalents at beginning of the period		11,949	5,677
Cash and cash equivalents at end of the period		$12,456	$19,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

Dynagas LNG Partners LP ("Dynagas Partners" or "The Partnership") was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands. On November 18 2013, the Partnership successfully completed its' initial public offering (the "IPO" or the "Offering") on the NASDAQ Global Select Market, whereas, on December 29, 2014, the Partnership's common units ceased trading on NASDAQ and, on December 30, 2014, commenced trading on the NYSE.
At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding Ltd. ("Dynagas Holding" or "the Sponsor", a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members) that provides the Partnership the right to purchase LNG carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein and ii) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes (Note 3(b)).

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries as of June 30, 2015 and December 31, 2014:

Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	OB River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River (1)	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000

(1)	Renamed from Clean Force in June 2015.

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Quinta Group Corp. ("Quinta")	Nevis	Holding company that owns all of the outstanding capital stock of Pegasus.
Pelta Holdings S.A. ("Pelta")	Nevis	Holding company that owns all of the outstanding capital stock of Lance.
Dynagas Equity Holdings Ltd. ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern and Navajo.
Dynagas Operating GP LLC. ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company, in which the Partnership holds 100% membership interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP. ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds 100% percentage interests.
Dynagas Finance Inc. ("Dynagas Finance")	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Notes discussed under Note 5 and engaging in other activities incidental thereto.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned Mr. George Prokopiou, the Partnership's Chairman of the Board of Directors (Note 3(a)).

As of June 30, 2015, Dynagas Holding owned 44.0% of the equity interests in Dynagas Partners, including the 0.1% General Partner interest.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2014 and footnotes thereto included in its Annual Report on Form 20-F, filed with the SEC on March 10, 2015. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements for the periods presented.  Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

2. Significant Accounting Policies and Recent Accounting Pronouncements:
A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 10, 2015. There have been no material changes to these policies in the six month period ended June 30, 2015.
During the six month periods ended June 30, 2015 and 2014, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	June 30, 2015	June 30, 2014
A	44%	36%
B	37%	63%
C	19%	1%
	100%	100%

Recent Accounting Pronouncements:
ASU 2015-06: In April 2015, the FASB issued Accounting Standards Update ("ASU") 2015-06, Effects of Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. The amendments in this Update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. An entity should apply the new guidance on a retrospective basis. The adoption of this standards update is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows, to the extent that no drop down of a transferred business occurs.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ASU 2015-03: In April 2015, the FASB issued Accounting Standards Update ("ASU") 2015-03, Interest- Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The Board issued this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. For all other entities, including emerging growth companies, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early application is permitted. The adoption of this standards update is not expected to have a material effect on the Partnership's future financial position.
3. Transactions with related parties:
During the six month periods ended June 30, 2015 and 2014, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated financial statements:

	Six months ended June 30,
	2015	2014
Included in voyage expenses
Charter hire commissions (a)	$894	$539

Included in general and administrative expenses
Executive services fee (d)	$303	$458
Administrative services fee (e)	$60	$—

Management fees-related party
Management fees (a)	$2,400	$1,419

As of June 30, 2015 and December 31, 2014 balances with related parties consisted of the following:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3. Transactions with related parties (continued):
	June 30, 2015	December 31, 2014
Assets:
Working capital advances granted to the Manager (a)	$670	$889
Security deposits to Manager (a)	$1,125	$1,125

Liabilities included in Due to related party:

Executive service charges due to Manager (d)	$147	$—
Administrative service charges due to Manager (e)	$30	$135
Other Partnership expenses due to Manager	$260	$7
Total liabilities due to related party	$437	$142

(a) Dynagas Ltd.

Dynagas Ltd. is a company beneficially owned by the Partnership's Chairman. The Manager provides each vessel-owning entity of the Partnership with certain technical and administrative management services in exchange for a daily management fee, pursuant to five identical management agreements that initially terminate on December 31, 2020 and which shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries.  The management agreements initially provide for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's conflicts committee. Under the terms of the management agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.

For the six month periods ended June 30, 2015 and 2014, each vessel was charged with an adjusted daily management fee of $2.7 and $2.6, respectively.

The management agreements also provide for:

(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager and
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses.

The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager. As of June 30, 2015, based on the maximum period prescribed in the management agreements and the basic daily fee in effect during the six month period ended June 30, 2015, such termination fee would be approximately $24.2 million.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3. Transactions with related parties (continued):

The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of June 30, 2015 and December 31, 2014 amounted to $1,125 and are separately reflected in Non-Current Assets as Due from related party in the accompanying unaudited interim consolidated balance sheets.
(b) Loan from related party
On November 18, 2013, concurrently with the completion of its initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of June 30, 2015 and December 31, 2014.
(c) Omnibus Agreement
On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor's provisions of certain indemnities to the Partnership.  On June 23, 2014 and September 25, 2014, the Partnership completed the drop down of two of these optional vessels, the Arctic Aurora and the Yenisei River. No further drop downs occurred since then.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with the Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538 per annum (or $597 on the basis of a Eur/US Dollar exchange rate of €1.0000/$1.1096 at June 30, 2015), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier.

(e) Administrative Services Agreement
On December 30, 2014 and effective as of the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board or by Dynagas as per the provisions of the agreement.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2014	$944,984	$(105,101)	$839,883
—Depreciation	—	(12,003)	(12,003)
Balance June 30, 2015	$944,984	$(117,104)	$827,880

Effective October 1, 2014, the Partnership revised its' scrap rate estimate, used to calculate the value of scrap steel for the purpose of estimating the residual values of vessels, from an average fleet scrap rate of $0.717 per lightweight ton (or a vessel specific of 12% of the initial vessel cost) to $0.685 per lightweight ton per LNG carrier.  The effect of this change in the six month period ended June 30, 2015 was to increase depreciation expense by $75 and is further expected to increase the expected annual depreciation expense by $152.
As of June 30, 2015, apart from the Yenisei River, the remainder of the Partnership's fleet was first priority mortgaged as collateral to secure the $340.0 million Credit Suisse Revolving Credit Facility discussed in Note 5.
5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
Debt instruments	Borrowers-Issuers	June 30, 2015	December 31, 2014

$340.0 million Credit Facility	Pegasus-Lance-Seacrown-Fareastern	315,000	325,000
$250.0 million Senior Unsecured Notes	Dynagas LNG Partners LP – Dynagas Finance Inc.	250,000	250,000
Total		$565,000	$575,000
Less current portion		$20,000	$20,000
Long-term portion		$545,000	$555,000

On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "$340 million Credit Facility") with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million debt outstanding at that time under a previous revolving credit facility and to fund a portion of the purchase price for the Arctic Aurora acquisition (Note 3(c)). The $340 million Credit Facility is guaranteed by the Partnership, Dynagas Equity Holding Ltd. and Dynagas Operating LP and is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the OB River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels.

The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):
On September 15, 2014 the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019 (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition (Note 3(c)).
The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The $340 million Credit Facility and Notes contain financial and other covenants that require, amongst others, the Partnership to maintain aggregate free liquidity (which includes the minimum liquidity restriction imposed under the Notes) of at least $24.0 million, maintain a hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility, no less than 130%, maintain minimum net worth of no less than $250 million and meet precise interest coverage levels and a certain leverage ratio (as each time prescribed in the respective debt arrangement). The Partnership's debt arrangements further include other customary restrictions that prohibit the Partnership from declaring or making any distributions if an event of default occurs and which further require, the Partnership's Sponsor to own, directly or indirectly, minimum voting interests in the Partnership.
Further details of the Partnership's $340 million Credit Facility and Notes are discussed in note 5 of the Partnership's consolidated financial statements for the year ended December 31, 2014 included in its' Annual Report on Form 20-F.

As of June 30, 2015, the Partnership was in compliance with all financial debt covenants under the $340 million Credit facility and the Notes.
The annual principal payments for the Partnership's outstanding debt arrangements as at June 30, 2015 required to be made after the balance sheet date were as follows:

Period/ Year ending December 31,	Amount
July to December 2015 (period)	$10,000
2016	20,000
2017	20,000
2018	20,000
2019	270,000
2020 and thereafter	225,000
Total	$565,000

The Partnership's weighted average interest rate on its long-term debt for the six month periods ended June 30, 2015 and 2014 was 4.5% and 3.1%, respectively.
Total interest incurred on long-term debt for the six month periods ended June 30, 2015 and 2014 amounted to $12,956 and $3,372, respectively, and is included in Interest and finance costs (Note 10) in the accompanying unaudited interim condensed consolidated statements of income.
As of June 30, 2015, the Partnership had no unused borrowing capacity under the $340 million Credit Facility. Commitment fees incurred for the six month periods ended June 30, 2015 and 2014 amounted to nil and $360, respectively. Such fees are included in Interest and finance costs (Note 10) in the accompanying 2014 unaudited interim condensed consolidated statement of income

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

6. Fair Value Measurements:

The carrying amounts of cash and cash equivalents, trade receivables, trade payables and amounts due to related party reported in the accompanying consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loan and restricted cash approximate the recorded values due to the variable interest rates payable. The Notes have a fixed rate, and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market), is approximately $235.0 million as of June 30, 2015 compared to its carrying value of $250.0 million. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $754 as of June 30, 2015 compared to its' carrying value of $1,125. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

7. Commitments and Contingencies:

(a) Long-term time charters:

In June 2015, the Amur River completed its time charter with BG Group and commenced employment under a new 13-year time charter with Gazprom Marketing & Trading Singapore Pte. Ltd ("Gazprom") with an estimated contracted revenue backlog of approximately $311.2 million.
The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts as of June 30, 2015, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Period/ Year ending December 31,	Amount
2015 (period)	$73,919
2016	147,114
2017	115,821
2018	56,894
2019	24,273
Thereafter	200,764
Total	$618,785

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $7,735. For administrative and technical management fees the Partnership currently pays a daily management fee of $2.7 per vessel (Note 3(a)). Such management fees for the period from July 1, 2015 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $28,938 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2015 (period)	$2,440
2016	4,999
2017	5,135
2018	5,289
2019	5,448
Thereafter	5,627
Total	$28,938

8. Partners' Equity:

Common Units Offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred of $0.6 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). Simultaneously with the closing of this offering, the Partnership issued $5,526 General Partner units to the Sponsor to allow it to maintain its 0.1% general partner interest for which the Partnership received $126. No equity offerings occurred since then.

As of June 30, 2015 and December 31, 2014, the Partnership had 20,505,000 common units, 14,985,000 subordinated units and 35,526 general partner units issued and outstanding.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):
Distributions: The partnership agreement provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:

•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters
•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.

On January 14, 2015, the Partnership's Board of Directors approved its increased over the previous quarter cash distribution for the fourth quarter of 2014 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on February 12, 2015 to all unitholders of record as of February 5, 2015.

On April 16, 2015 the Partnership's Board of Directors approved a quarterly cash distribution, for the quarter ended March 31, 2015 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on May 12, 2015, to all unitholders of record as of May 5, 2015.

During the six month periods ended June 30, 2015 and 2014, the Partnership paid to its' General Partner and holder of the incentive distribution rights in the Partnership an amount of $64 and $16, respectively.
9. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to each class of units. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

9. Earnings per Unit (continued):
The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.
The calculations of the basic and diluted earnings per unit, are presented below:

	Six months ended June 30,

	2015	2014
Partnership's Net income	$29,181	$21,247
Less:
Net Income attributable to subordinated unitholders	12,295	9,813
General Partner's interest in Net Income	63	21
Net income attributable to common unitholders	$16,823	$11,413
Weighted average number of common units outstanding, basic and diluted	20,505,000	15,381,464
Earnings per common unit, basic and diluted	$0.82	$0.74
10. Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of income are analyzed as follows:

	Six months ended June 30,
	2015	2014
Interest expense (Note 5)	$12,956	$3,372
Amortization of deferred financing fees	770	236
Commitment fees (Note 5)	—	360
Other	122	31
Total	$13,848	$3,999

11. Subsequent Events:

(a)	On July 20, 2015, the Partnership, following the successful conclusion of an underwritten public offering, issued 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units (the "Series A Preferred Units"), representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. Distributions on the Series A Preferred Units will be payable quarterly on February 12, May 12, August 12 and November 12, commencing November 12, 2015, subject to the discretion of the Partnership's Board of Directors, at a distribution rate of $9.00% per annum of the stated liquidation preference. The Partnership received from this offering $72.6 million, net of underwriting discount, and plans to use those proceeds to finance the acquisition of one of the optional vessels owned by its Sponsor. If the Partnership is unable to complete an optional vessel acquisition, it will use the net proceeds of this offering for general partnership purposes, including working capital.

(b)	On July 22, 2015 the Partnership's Board of Directors approved a quarterly cash distribution, for the quarter ended June 30, 2015 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on August 13, 2015, to all unitholders of record as of August 6, 2015.